NEWS

Sequans Communications Announces
Second Quarter 2022 Financial Results

PARIS - August 2, 2022 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G solutions for IoT devices, today announced financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Summary Results Table:

(in US$ millions, except share and per share data)	Q2 2022	Q1 2022	Q2 2021
Revenue	$14.2	$13.9	$12.9
Gross profit	8.6	9.5	7.3
Gross margin (%)	60.7%	68.1%	56.6%
Operating loss	(2.1)	(2.0)	(3.4)
Net Profit (Loss)	(3.2)	2.0	(1.3)
Diluted earnings (loss) per ADS	($0.07)	$0.04	($0.04)
Non-IFRS diluted earnings per ADS *	($0.02)	($0.04)	($0.15)
Weighted average number of diluted ADS	47,656,861	46,013,404	37,118,845
* See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Profit (Loss) includes significant non-cash interest expense and change in value of embedded derivative that are excluded from Non-IFRS measures

“Our second quarter growth was boosted by our Monarch Cat-M product family, which grew 13% sequentially and 122% year-over-year, continuing its first-quarter strong performance,” said Georges Karam, CEO of Sequans. “Revenue for the quarter increased 11% year-over-year, with Massive IoT growing 12% and the Broadband category growing 9%, due to services revenue. Broadband revenue decreased sequentially due to the expected decline of licensing revenue generated by our existing 5G agreements, which was fully offset by the growth in our Massive IoT business. Our product revenue pipeline continues to build with more design wins, and we are moving them towards mass production, although the shutdowns in China have delayed a few product launches. While most of the design wins are with the Monarch family, our main growth driver, we are seeing increasing interest in our new Cat 1 Calliope 2 platform that we expect to drive additional growth in 2023.”

Mr. Karam continued, “I am pleased to announce that we finalized all the terms of a licensing agreement with a new 5G strategic partner that is expected to fully fund the development of our 5G platform. Execution of the deal should be concluded shortly subject to some final logistical steps.”

Q3 2022 Outlook

Management plans to update the outlook once the strategic 5G agreement is closed.

Second Quarter 2022 Highlights:

Revenue: Revenue was $14.2 million, an increase of 2.4% compared to the first quarter of 2022 and an increase of 10.6% compared to the second quarter of 2021. The increase from the first quarter was primarily due to increased Massive IoT revenues that offset the decline in Broadband service revenue.

Gross margin: Gross margin was 60.7% compared to 68.1% in the first quarter of 2022 and compared to 56.6% in the second quarter of 2021 due to the higher proportion of product sales versus license and service revenue in the revenue mix.

Operating loss: Operating loss was $2.1 million flat compared to the first quarter of 2022 and $3.4 million in the second quarter of 2021.

Net profit / loss: Net loss was $3.2 million, or ($0.07) per diluted ADS, compared to net profit of $2.0 million, or $0.04 per ADS, in the first quarter of 2022 and a net loss of $1.3 million, or ($0.04) per ADS, in the second quarter of 2021. Net loss in the second quarter of 2022 includes a $0.7 million gain on the change in fair value of the convertible debt derivative compared to a $6.4 million gain in the first quarter of 2022 and a $1.4 million gain in the second quarter of 2021.

Sequans reports second quarter 2022 financial results

Non-IFRS Net loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, non-IFRS net loss was $1.2 million, or ($0.02) per ADS, compared to $1.8 million, or ($0.04) per ADS in the first quarter of 2022, and $5.6 million, or ($0.15) per ADS, in the second quarter of 2021. The non-IFRS net loss includes foreign exchange gains of $1.2 million, or $0.02 per ADS, in the second quarter of 2022, $370,000, or less $0.01 per ADS, in the first quarter of 2022 and a loss of $1.0 million, or ($0.03) per ADS, in the second quarter of 2021.

Cash: Cash and cash equivalents and short-term deposits at June 30, 2022 totaled $16.8 million compared to $26.3 million at March 31, 2022. The amount at June 30, 2022 excludes grant funding of $3.0 million received July 1, 2022.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the second quarter of 2022 today, August 2, 2022 at 8:00 a.m. ET /14:00 CET. To participate in the live call, analysts and investors should dial 877-407-0792 or +1 201-689-8263 if outside the U.S. When prompted, provide the event title or access code: 13730885. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. An audio replay of the conference call will be available until August 16, 2022 by dialing toll free 844-512-2921 or +1 412-317-6671 from outside the U.S., using the following access code:13730855.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events, including the expected execution of a new strategic agreement, and our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding future results of operations and financial positions, business strategy and plans, including ability to enter into and close a new 5G strategic agreement on presently negotiated terms and the expectation that the potential agreement will fully fund the development of our first 5G platform, expectations for Massive IoT sales, the impact of the Covid-19 on our supply chain and on customer demand, the impact of component shortages and manufacturing capacity, our ability to convert our pipeline to revenue and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2021, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses resulting from inflationary pressures, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of the Ukraine-Russia conflict on our independent contractors located in Ukraine, (xiii) the impact of Covid-19 on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders or Covid-19 workforce shortages, (xiv) our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

Sequans reports second quarter 2022 financial results

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and planned high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports second quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2022	March 31, 2022	June 30, 2021

Revenue :
Product revenue	$7,674	$5,925	$7,393
Services and license revenue	6,547	7,966	5,464
Total revenue	14,221	13,891	12,857
Cost of revenue	5,592	4,436	5,582
Gross profit	8,629	9,455	7,275
Operating expenses :
Research and development	5,875	6,414	5,848
Sales and marketing	2,499	2,521	2,297
General and administrative	2,351	2,492	2,507

Total operating expenses	10,725	11,427	10,652
Operating loss	(2,096)	(1,972)	(3,377)
Financial income (expense):
Interest income (expense), net	(2,858)	(2,672)	(3,411)
Change in fair value of convertible debt derivative	663	6,397	1,408
Impact of debt reimbursement	—	—	5,177
Foreign exchange gain (loss)	1,218	370	(964)
Profit (Loss) before income taxes	(3,073)	2,123	(1,167)
Income tax expense	120	104	150
Profit (Loss)	$(3,193)	$2,019	$(1,317)
Attributable to :
Shareholders of the parent	(3,193)	2,019	(1,317)
Minority interests	—	—	—
Basic loss per ADS	($0.07)	$0.05	($0.04)
Diluted loss per ADS	($0.07)	$0.04	($0.04)
Weighted average number of ADS used for computing:
— Basic	47,656,861	41,142,823	37,118,845
— Diluted	47,656,861	46,013,404	37,118,845

Sequans reports second quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2022	2021

Revenue :
Product revenue	$13,599	$15,941
Services and license revenue	14,513	9,237
Total revenue	28,112	25,178
Cost of revenue	10,028	11,725
Gross profit	18,084	13,453
Operating expenses :
Research and development	12,289	13,102
Sales and marketing	5,020	4,591
General and administrative	4,843	4,967

Total operating expenses	22,152	22,660
Operating loss	(4,068)	(9,207)
Financial income (expense):
Interest income (expense), net	(5,530)	(6,122)
Change in fair value of convertible debt derivative	7,060	(2,682)
Impact of debt reimbursement	—	5,177
Foreign exchange gain (loss)	1,588	394
Profit (Loss) before income taxes	(950)	(12,440)
Income tax expense	224	297
Profit (Loss)	$(1,174)	$(12,737)
Attributable to :
Shareholders of the parent	(1,174)	(12,737)
Minority interests	—	—
Basic loss per ADS	($0.03)	($0.35)
Diluted loss per ADS	($0.03)	($0.35)
Weighted average number of ADS used for computing:
— Basic	44,388,055	35,894,642
— Diluted	44,388,055	35,894,642

Sequans reports second quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At Dec 31,
(in thousands of US$)	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	$9,797	$8,010
Intangible assets	45,664	37,984
Deposits and other receivables	660	2,311
Other non-current financial assets	327	357
Total non-current assets	56,448	48,662
Current assets
Inventories	6,978	6,433
Trade receivables	8,820	13,622
Contract assets	595	789
Prepaid expenses	2,119	2,108
Other receivables	8,060	7,252
Research tax credit receivable	7,808	5,863
Short-term deposits	7,000	—
Cash and cash equivalents	9,753	4,835
Total current assets	51,133	40,902
Total assets	$107,581	$89,564
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 191,135,930 shares authorized, issued and outstanding at June 30, 2022 (151,419,322 shares at December 31, 2021 and euro 0.02 nominal value)	$2,283	$3,687
Share premium	2,485	298,389
Other capital reserves	59,733	57,198
Accumulated deficit	(57,265)	(383,554)
Other components of equity	(464)	(26)
Total equity	6,772	(24,306)
Non-current liabilities
Government grant advances, loans and other liabilities	6,201	9,354
Convertible debt	40,097	36,373
Convertible debt embedded derivative	3,020	10,081
Lease liabilities	2,729	3,373
Trade payables	3,161	964
Provisions	2,127	2,137
Deferred tax liabilities	124	138
Contract liabilities	1,859	2,706
Total non-current liabilities	59,318	65,126
Current liabilities
Trade payables	11,490	13,916
Interest-bearing receivables financing	12,061	9,518
Lease liabilities	1,291	1,247
Government grant advances and loans	5,210	6,206
Contract liabilities	3,014	8,677
Other current liabilities and provisions	8,425	9,180
Total current liabilities	41,491	48,744
Total equity and liabilities	$107,581	$89,564

Sequans reports second quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended June 30,
(in thousands of US$)	2022	2021
Operating activities
Profit (Loss) before income taxes	$(950)	$(12,440)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,805	1,963
Amortization and impairment of intangible assets	3,464	3,721
Share-based payment expense	2,535	2,252
Increase in provisions	207	253
Interest expense, net	5,530	6,122
Change in the fair value of convertible debt embedded derivative	(7,061)	2,682
Impact of debt reimbursement	—	(5,177)
Foreign exchange loss (gain)	(363)	(441)
Loss (Gain) on disposal of property, plant and equipment	—	7
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	5,218	7,432
Decrease (increase) in inventories	(545)	1,019
Increase in research tax credit receivable	(853)	(635)
Increase (Decrease) in trade payables and other liabilities	(4,803)	6,891
Decrease in contract liabilities	(7,247)	(7,437)
Increase (Decrease) in government grant advances	(4,143)	561
Income tax paid	(487)	(270)
Net cash flow provided by (used in) operating activities	(7,693)	6,503
Investing activities
Purchase of intangible assets and property, plant and equipment	(4,761)	(6,242)
Capitalized development expenditures	(7,935)	(9,535)
Sale (Purchase) of financial assets	1,681	(2,814)
Decrease (increase) of short-term deposit	(7,000)	(15,600)
Interest received	12	24
Net cash flow provided by (used in) investments activities	(18,003)	(34,167)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	—	96
Public and private equity offering proceeds, net of transaction costs paid	30,155	9,894
Proceeds (Repayment of) from interest-bearing receivables financing	2,611	(3,341)
Proceeds from convertible debt, net of transaction cost	—	39,647
Payment of lease liabilities	(602)	(550)
Repayment of convertible debt	—	(8,750)
Repayment of government loans	(216)	(240)
Repayment of venture debt	—	(8,042)
Repayment of interest-bearing research project financing	(630)	(363)
Interest paid	(708)	(4,480)
Net cash flows from (used in) financing activities	30,610	23,871
Net increase (decrease) in cash and cash equivalents	4,914	(3,793)
Net foreign exchange difference	4	2
Cash and cash equivalents at January 1	4,835	7,574
Cash and cash equivalents at end of the period	9,753	3,783

Sequans reports second quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	June 30, 2022	March 31, 2022	June 30, 2021
Net IFRS loss as reported	$(3,193)	$2,019	$(1,317)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,239	1,315	1,092
Non-cash change in the fair value of convertible debt embedded derivative	(663)	(6,397)	(1,408)
Non-cash interest on convertible debt and other financing (2)	1,452	1,218	1,187
Impact of debt reimbursement	—	—	(5,177)
Non-IFRS loss adjusted	$(1,165)	$(1,845)	$(5,623)
IFRS basic loss per ADS as reported	($0.07)	$0.05	($0.04)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	($0.01)	($0.15)	($0.03)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.03
Impact of debt reimbursement	$0.00	$0.00	($0.14)
Non-IFRS basic loss per ADS	($0.02)	($0.04)	($0.15)
IFRS diluted loss per ADS	($0.07)	$0.04	($0.04)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	($0.01)	($0.14)	($0.03)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.03
Impact of debt reimbursement	$0.00	$0.00	($0.14)
Non-IFRS diluted loss per ADS	($0.02)	($0.04)	($0.15)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$31	$29	$14
Research and development	424	470	513
Sales and marketing	278	290	206
General and administrative	506	526	359
(2) Related to the difference between contractual and effective interest rates

Sequans reports second quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Six months ended June 30,
	2022	2021
Net IFRS loss as reported	$(1,174)	$(12,737)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	2,554	2,252
Non-cash change in the fair value of convertible debt embedded derivative	(7,060)	2,682
Non-cash interest on convertible debt and other financing (2)	2,670	2,272
Non-cash impact of deferred tax income (loss)	—	—
Impact of debt reimbursement	—	(5,177)
Non-cash impact of convertible debt amendment	—	—
Non-IFRS loss adjusted	$(3,010)	$(10,708)
IFRS basic loss per ADS as reported	($0.03)	($0.35)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.06	$0.06
Non-cash change in the fair value of convertible debt embedded derivative	($0.16)	$0.07
Non-cash interest on convertible debt and other financing (2)	$0.06	$0.06
Non-cash impact of deferred tax income (loss)	$0.00	$0.00
Impact of debt reimbursement	$0.00	($0.14)
Non-cash impact of convertible debt amendment	$0.00	$0.00
Non-IFRS basic loss per ADS	($0.07)	($0.30)
IFRS diluted loss per ADS	($0.03)	($0.35)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.06	$0.06
Non-cash change in the fair value of convertible debt embedded derivative	($0.16)	$0.07
Non-cash interest on convertible debt and other financing (2)	$0.06	$0.06
Non-cash impact of deferred tax income (loss)	$0.00	$0.00
Impact of debt reimbursement	$0.00	($0.14)
Non-cash impact of convertible debt amendment	$0.00	$0.00
Non-IFRS basic loss per ADS	($0.07)	($0.30)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$60	$30
Research and development	894	1,067
Sales and marketing	568	423
General and administrative	1,032	732
(2) Related to the difference between contractual and effective interest rates